Exhibit 99.1

PayPay Corporation Reports

First Quarter Ended June 30, 2026 Financial Results

Another strong quarter, with Total Revenue up 27% year-on-year, Profit for the period reaching ¥19.7 billion (up 83%) and Adjusted EBITDA margin of 34%, exceeding guidance

Raised guidance for the fiscal year ending March 31, 2027, expecting Total Revenue of ¥465 to ¥473 billion and Adjusted EBITDA of ¥149 to ¥155 billion

TOKYO, Japan, July 31 (July 30 EDT), 2026 – PayPay Corporation (NASDAQ: PAYP) ("PayPay" or the "Company") today released its unaudited financial results for the first quarter ended June 30, 2026, prepared in accordance with IFRS Accounting Standards, as well as managerial results.

Financial Highlights

First Quarter ended June 30, 2026

•
Total Revenue - Total Revenue grew 27% year-on-year to ¥109.8 billion, demonstrating our self-sustaining flywheel in full motion. By becoming an integral part of our users' daily and lifetime infrastructure, we unlocked compounding growth in payment engagement and financial services adoption.
o
Payment Segment - Our Total Revenue reached ¥88.6 billion, representing a 25% year-on-year increase and continuing its high-velocity growth. GMV (Gross Merchandise Value) reached ¥5.39 trillion—a 23% year-on-year increase fueled by growth in online channel GMV, PayPay Credit GMV (payments made by linking a PayPay Card to the PayPay app) and PayPay Card GMV (payments made using a physical PayPay Card), which increased by 44%, 30%, and 28% year-on-year, respectively. In particular, the increased use of the PayPay Card alongside PayPay Credit contributed to GMV growth, supported by our continued execution of promotional initiatives such as "Super PayPay Festival" and collaboration with SoftBank mobile plans. Furthermore, credit card financing balances built up steadily, led by revolving and installment payment balances (up 25% year-on-year on a combined basis) and cash advances (up 57% year-on-year). Take Rate continued to expand to 1.64%—an increase of 0.02 percentage points year-on-year—underpinned by a favorable shift in the GMV mix of online and offline. Specifically, the ratio of high-margin online payments within the combined PayPay Balance and PayPay Credit GMV rose to 18%, up 3 percentage points year-on-year. As outlined in the “Business Updates,” performance following our comprehensive review of point reward programs in June has been broadly in line with expectations. While the impact on user retention and GMV has remained contained, the resulting cost reduction has also contributed to improved profitability overall.
•
PayPay MTU (Monthly Transacting Users) - Reached 41.7 million. This 10% year-on-year growth (an increase of 4 million) outpaced the 7% year-on-year growth in registered users, which totaled 74.6 million, signaling a steady increase in the active rate—calculated as PayPay MTU divided by PayPay registered users—standing at 56%, up 1.7 percentage points year-on-year.
•
Payment Segment Monthly GMV per MTU - Stood at ¥43,261, representing an 11% year-on-year increase. This expansion was driven by two factors: increased transaction frequency and a higher average ticket size, fueled by deepening customer engagement as our cross-use strategy for PayPay Credit and PayPay Card alongside PayPay Balance makes steady progress.
o
Financial Service Segment - Total Revenue grew by 44% year-on-year to ¥22.5 billion. The number of PayPay Bank Deposit Accounts hit 10.2 million, reflecting effective cross-use within the ecosystem. Balance of Deposits grew 17% year-on-year to ¥2.3 trillion. Building on this solid funding base, the balance of loans stood at ¥1.3 trillion, up 37% year-on-year. This growth was steadily driven by a robust increase in mortgages that outpaced the broader market, as well as growth in consumer and business loans. Consequently, we achieved a strong 78% year-on-year increase in interest income, driven by this business growth as well as increased interest income from securities and other investments amid rising interest rates. Furthermore, Gains on Financial Instruments surged to ¥3,293 million, representing a 65% year-on-year increase. This rapid growth was primarily supported by fee income driven by increased trading activity at our securities brokerage business amid favorable market condition. The number of PayPay Securities accounts expanded to 1.82 million, up 29% year-on-year. Additionally, during the first quarter, PayPay Bank Corporation transitioned to a new management structure, including a change in its Representative Director and President. Through the revamping of its next-generation system plans and a comprehensive review of business strategies encompassing UI/UX, products, and pricing, the bank will accelerate initiatives aimed at rapid business expansion.

•
Total Transaction Cost - Total Transaction Cost (comprising the sum of settlement-related costs, provision for loss allowance, and interest expenses) as a percentage of Total Revenue rose slightly to 23%, up from 22% in the same period of the previous fiscal year.
•
Structural Margin Expansion - Profit for the period reached ¥19.7 billion, representing an 83% increase year-on-year. Adjusted EBITDA surged 59% year-on-year to ¥37.4 billion, with margins expanding to 34% as a result of the operating leverage in both segments.

Business Updates

Evolution into a Leading Digital Financial Platform

•
Expansion of eKYC (electronic Know-Your-Customer)-Verified User Base and Revision of Our Point Reward Programs - The number of eKYC-verified users reached 42.5 million as of the end of June 2026—one of the largest digital customer bases in Japan. Promoting eKYC is positioned as a major strategic initiative aimed at preventing fraudulent activities and reinforcing Anti-Money Laundering (AML) and Counter-Terrorist Financing (CFT) measures. Furthermore, eKYC acts as a critical enabler for seamless cross-use across our expanding financial ecosystem. By leveraging verified identity information, the friction typically associated with onboarding for new services—such as bank account opening or securities brokerage—is reduced, offering users a streamlined and frictionless experience. Reflecting the fundamental importance of eKYC within the PayPay ecosystem, we comprehensively revised our point reward programs on June 2, 2026, by making identity verification a prerequisite for point rewards and benefit increases, discontinuing point rewards for payments made using PayPay Points, and transitioning from the "PayPay Card Gold +0.5% point benefit on transaction volume" to an "Annual Usage Benefit", which awards 11,000 PayPay Points to members with an annual transaction volume of ¥1 million or more. To foster understanding, we thoroughly communicated the benefits of eKYC to our users, including enhanced conveniences such as higher transaction limits and a full reimbursement for fraudulent transactions, subject to applicable terms and conditions. Following the implementation of this program, the growth of eKYC-verified users has accelerated, yielding a quarter-on-quarter increase of 1.9 million. Importantly, the impact on user retention and GMV remained well within our expectations, while the resulting cost reductions improved profitability by ¥1 billion for the month of June.

Acquisition of T&D Financial Life Insurance Company

On June 4, we announced the planned acquisition of a 70.2% stake in T&D Financial Life Insurance Company, expected to close in October 1, 2027, subject to regulatory approval. We are enthusiastic about expanding our customer touchpoints through life insurance and entering the ¥45 trillion Japanese life insurance market(1), a vast total addressable market with significant untapped potential for digitalization. Strategically, incorporating a life insurance balance sheet accelerates our evolution into a resilient hybrid model that balances flow-based payment revenues with recurring, balance-sheet-driven revenue from financial services. This allows us to capture the benefits of the current rising interest rate environment while ensuring sustainable growth opportunities regardless of future changes in the external environment. While our current strength is anchored in daily payment touchpoints with users across all generations (especially those in their 20s and 30s) through PayPay, life insurance plays an important role in supporting customers throughout various life stages, including risk protection, wealth accumulation, and asset succession. By incorporating the life insurance business into our group, we will create customer touchpoints across all life stages, from youth through retirement, further enhancing our customer understanding through data accumulation, and thereby accelerating our evolution into a digital financial platform.

The strategic rationale for this acquisition focuses on three key areas:

1.
Offering Unique Products - Life insurance covers functions ranging from protection to savings. As a first step, we can create products positioned between bank deposits and investment products by leveraging T&D Financial Life Insurance Company’s competitive edge in savings-type insurance. Further, we envision developing data-driven products tailored to our users, leveraging the advantages of an acquisition rather than a partnership.
2.
Strengthening Customer Touchpoints - With an 89% life insurance penetration rate(2) among households with two or more members in Japan, the market offers diverse protection and investment features. Since these products are re-evaluated during life stage changes or financial shifts, they represent an essential component for expanding our customer reach and building long-term customer relationships.
3.
Maximizing Revenue Opportunities - T&D Financial Life Insurance Company currently cedes a substantial portion of the risks associated with new single-premium policies to reinsurers. We aim to enhance our asset management capability to expand profit margins.
(1)
Represents the total annual premium and other income across all 41 member companies for the one-year period from April 2025 to March 2026, as reported in the "2025 Summary of Life Insurance Business" by The Life Insurance Association of Japan.
(2)
Represents the percentage of households with life insurance policies (including individual annuity insurance) among households with two or more members, as reported in the "2024 National Survey on Life Insurance" by the Japan Institute of Life Insurance.

Key Financial and Operating Metrics

The following table sets forth a summary of key financial and operating metrics for the three-month periods ended June 30, 2026 and 2025, and the three-month periods ended March 31, 2026 and 2025.

	For the three-month period ended March 31,		For the three-month period ended June 30,
	2025	2026	2025	2026
	(in millions of yen, unless otherwise indicated)
Total Revenue	¥78,631	¥102,184	¥86,154	¥109,788
Settlement related costs	¥11,193	¥12,383	¥11,572	¥13,190
Provision for loss allowance	¥6,701	¥7,527	¥5,240	¥8,314
Interest expenses	¥1,531	¥3,343	¥2,203	¥3,540
Total Transaction Cost	¥19,425	¥23,253	¥19,015	¥25,044
Operating profit	¥7,326	¥19,074	¥15,964	¥29,865
Operating profit margin	9%	19%	19%	27%
Profit for the period	¥10,200	¥14,473	¥10,809	¥19,749
Profit for the period margin	13%	14%	13%	18%

Non-IFRS Financial Measure:
Adjusted EBITDA(1)	¥14,003	¥28,593	¥23,506	¥37,395
Adjusted EBITDA Margin(2)	18%	28%	27%	34%

Operating Metrics:	(in trillions of yen, unless otherwise indicated)
Consolidated
Total GMV(3)	¥4.12	¥5.07	¥4.46	¥5.49
Payment segment
PayPay Balance GMV(4)	¥2.34	¥2.79	¥2.52	¥2.98
PayPay Credit GMV(5)	¥0.94	¥1.22	¥1.08	¥1.40
PayPay Card GMV(6)	¥0.76	¥0.97	¥0.79	¥1.01
Payment Segment GMV(7)	¥4.05	¥4.98	¥4.39	¥5.39
Take Rate(8)	1.60%	1.65%	1.62%	1.64%
Cost Rate(9)	1.45%	1.38%	1.29%	1.23%
PayPay MTU (millions of users)(10)	37.23	40.97	37.84	41.70
PayPay Number of Transactions (millions of transactions)(11)	1,996	2,359	2,168	2,544
Financial service segment
PayPay Bank Balance of Deposits (billions of yen)(12)	¥1,841.0	¥2,269.1	¥2,007.3	¥2,342.3
PayPay Bank Balance of Loans (billions of yen)(13)	¥926.9	¥1,238.6	¥970.9	¥1,334.8

Notes:

(1) Adjusted EBITDA is defined as profit for the three-month period plus income tax expense (benefit), share of loss of investments accounted for using the equity method, depreciation and amortization, loss on disposal of property and equipment and intangible assets, share-based payment expense, amortization of contract cost, listing-related expenses, M&A-related expenses and net interest expense (income) from corporate borrowings and treasury assets. Share of profit (loss) of investments accounted for using the equity method includes share of loss of a joint venture accounted for using the equity method.

(2) Adjusted EBITDA Margin is calculated as Adjusted EBITDA divided by Total Revenue.

(3) Total GMV, or gross merchandise value, is defined as the total of PayPay Balance GMV, PayPay Credit GMV, PayPay Card GMV and PayPay Bank Visa Debit Card GMV, excluding the GMV of cancelled transactions. PayPay Bank Visa Debit Card GMV is defined as payments made using PayPay Bank Visa Debit Card (physical card) and Cardless Visa Debit transaction volume for both personal and corporate use, excluding the GMV of PayPay Debit and ATM withdrawal amounts when using the cash card function, excluding the GMV of any cancelled transactions.

(4) PayPay Balance GMV is defined as payments made using PayPay Balance, PayPay Debit, PayPay Balance Card, other credit card payment linked to the PayPay app and payments made through other payment services and networks such as Alipay+ and HIVEX® via PayPay code payment, excluding top-ups to PayPay Balance with PayPay Card and excluding the GMV of cancelled transactions.

(5) PayPay Credit GMV is defined as payments made using PayPay Credit, top-ups to PayPay Balance made using PayPay Card and GMV made by linking a PayPay Card to the PayPay app without linking a PayPay account, excluding the GMV of cancelled transactions.

(6) PayPay Card GMV is defined as payment made using PayPay Card (physical card), excluding top-ups to PayPay Balance with PayPay Card and excluding the GMV of cancelled transactions.

(7) Payment Segment GMV is defined as the total of PayPay Balance GMV, PayPay Credit GMV and PayPay Card GMV, excluding the GMV of cancelled transactions.

(8) Take Rate is defined as Payment Segment’s Total Revenue divided by Payment Segment GMV (which includes PayPay Balance, PayPay Credit, and PayPay Card GMV).

(9) Cost Rate is defined as Payment Segment’s operating expenses divided by Payment Segment GMV (which includes PayPay Balance, PayPay Credit, and PayPay Card GMV).

(10) PayPay MTU is defined as the number of unique users who completed at least one payment per month that contributes to PayPay Balance or PayPay Credit GMV, but excluding P2P (peer-to-peer) money transfers and cancelled transactions. PayPay MTU over a quarterly or annual period represents the figure from the last month in the relevant period.

(11) PayPay Number of Transactions is defined as the total number of completed transactions that contribute to PayPay Balance GMV or PayPay Credit GMV, but excluding P2P (peer-to-peer) money transfers and cancelled transactions.

(12) PayPay Bank Balance of Deposits is defined as the sum of demand deposit and time deposit.

(13) PayPay Bank Balance of Loans is defined as the sum of mortgage loans, overdraft and other.

The following table reconciles profit—the most directly comparable financial measure calculated and presented in accordance with IFRS—to Adjusted EBITDA from profit for the three-month periods ended March 31 and June 30, 2026 and 2025. The adjustments presented below are primarily depreciation expenses that do not result in a cash outflow, temporary expenses and non-operating income and expenses.

	For the three-month period ended March 31,		For the three-month period ended June 30,
	2025	2026	2025	2026
	(in millions of yen, except percentages)
Profit for the three-month period	¥10,200	¥14,473	¥10,809	¥19,749
Add: Income tax expense (benefit)	(3,040)	4,363	5,050	10,056
Add: Share of loss of investments accounted for using the equity method(1)	166	238	105	60
Add: Depreciation and amortization	5,607	6,208	5,729	6,125
Add: Share-based payment expenses(2)	-	1,730	-	229
Add: Amortization of contract cost	349	481	386	522
Add: Loss on disposal of property and equipment and intangible assets	207	811	182	248
Add: Listing-related expenses(3)	302	286	939	27
Add: M&A-related expenses(4)	153	162	274	483
Add: Net interest expense (income) from corporate borrowings and treasury assets(5)	59	(159)	32	(103)
Adjusted EBITDA	¥14,003	¥28,593	¥23,506	¥37,395
Divided by: Total Revenue	¥78,631	¥102,184	¥86,154	¥109,788
Adjusted EBITDA Margin(6)	18%	28%	27%	34%

Notes:

(1) Share of loss of investments accounted for using the equity method includes share of loss of a joint venture accounted for using the equity method.

(2) Share-based payment expenses represent compensation granted to directors, officers, and employees in exchange for their services, consisting of equity-settled awards (non-cash expenses) and cash-settled awards (expenses involving future cash outflows). These expenses are recognized by allocating the fair value of each award over its respective vesting period. Following the completion of PayPay’s IPO, the cumulative amount relating to prior periods was recognized in a lump sum in the fourth quarter ended March 31, 2026. Notably, in the calculation of Adjusted EBITDA, only equity-settled share-based payment expenses are adjusted as non-cash items, while cash-settled expenses are not adjusted.

(3) Listing-related expenses consist of the fees and expenses of the professional advisors that we hired in connection with the preparations for our initial public offering.

(4) M&A-related expenses consist of the fees and expenses of the professional advisors that we hired in connection with acquisitions and investments and accrued expenses related to holdbacks in connection with a prior acquisition.

(5) Net interest expense (income) from corporate borrowings and treasury assets comprises interest expense on borrowings from LY Corporation, offset by interest income derived from guarantee deposits, cash and cash equivalents, and government securities within the Payment Segment.

(6) Adjusted EBITDA Margin is calculated as Adjusted EBITDA divided by Total Revenue.

Financial Guidance

Following a strong start to the fiscal year, we are raising our full-year financial guidance based on the expectation of continued strong momentum from the second quarter onwards, and providing our financial guidance for the three-month period ending September 30, 2026.

	For the year ending March 31,			For the three-month period ending September 30,
	2027			2026
	(in millions of yen)
Total Revenue	¥465,000	to	¥473,000	¥114,000	to	¥116,000

Adjusted EBITDA	¥149,000	to	¥155,000	¥37,500	to	¥39,500

Conference Call

PayPay will host a conference call to discuss earnings at 7:30 a.m. Eastern Time, 8:30 p.m. JST on Friday, July 31, 2026. The conference call will be live on PayPay's investor relations website at https://ir.paypay.ne.jp/. A replay of the call will be available on the same website following the call.

Participating on the call will be:

•
Ichiro Nakayama, Representative Director President, Corporate Officer, Chief Executive Officer,
•
Wataru Kagechika, Managing Corporate Officer, Chief Financial Officer,
•
Toshiki Motoda, Corporate Officer, Head of Corporate Strategy Division and Finance Division,
•
Kotaro Emae, Head of Investor Relations

Contact

Investor Relations: investor.relations@paypay-corp.co.jp

Public Relations: pr@paypay-corp.co.jp

Cautionary Note Regarding Forward-Looking Statements and Financial Guidance

This release contains forward-looking statements, within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, which involve risks and uncertainties. Forward-looking statements generally relate to future events or future financial or operating performance. In some cases, you can identify these statements by forward-looking words such as “expectation,” “forecast,” “anticipation,” “intention,” “plan,” “possibility,” “may,” “will,” “should,” “anticipate,” “could,” “would,” “target,” “project,” “contemplate,” “believe,” “estimate,” “predict,” “potential,” “goal,” “objective,” “seek,” or “continue,” the negative of these terms and other comparable terminology. Forward-looking statements in this release may relate to, but are not limited to, expectations of future results of operations or financial performance of the Company, including expectations related to full-year and quarter Total Revenue growth and Adjusted EBITDA, expectations regarding certain of our key financial and operating metrics, our business and growth strategy, including future product development plans, our market opportunity, the performance of newly launched products and innovations, our technological capabilities, the demand for the Company’s products and services, our expectations and management of future growth and acceleration, and our expectations regarding our industry and traditional banks, as well as assumptions relating to the foregoing. These statements involve known and unknown risks, uncertainties and other important factors that may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. These risks and uncertainties include risks related to our ability to manage our growth effectively; our ability to attract new users, retain our active users and expand the scope of our relationship with our active users; our ability to attract new merchants to utilize our services, grow our relationships with our existing merchants, and increase transaction volumes across our payment settlement services; our ability to maintain and expand synergies between our code-based payment settlement services and our credit card payment services; our ability to maintain and strengthen the ecosystem effects of our platform; our alliances with the shareholders of our consolidated subsidiaries and equity-method affiliates; changes in the expansion and development of the cashless payments industry and the digital financial services industry in Japan; our ability to implement pricing strategies and expand our service offerings; our ability to maintain, protect, and enhance our strong and trusted brand; our ability to maintain or improve our technology infrastructure; and the complex and evolving laws and regulations applicable to our business and the banking ecosystem. Statements regarding our financial guidance and targets are forward-looking and involve known and unknown risks and uncertainties that may cause actual results to differ materially from those projected. Moreover, new risks and uncertainties emerge from time to time, and it is not possible for the Company to predict all risks and uncertainties that could have an impact on the forward-looking statements contained in this release. These forward-looking statements reflect the Company’s views with respect to future events as of the date of this release and are based on assumptions and subject to risks and uncertainties. Given these uncertainties, you should not place undue reliance on these forward-looking statements. Further information on these risks and other factors that could affect our financial results are set forth in our regulatory filings and periodic reports. Except as required by law, the Company undertakes no obligation to update any forward-looking statements, whether as a result of new information, future events or otherwise after the date of this release.

Non-IFRS Financial Measures and Key Metrics

This release includes financial information prepared in accordance with IFRS Accounting Standards as issued by the International Accounting Standards Board (“IFRS”). This release also includes non-IFRS financial information, which should be considered supplemental to, not a substitute for, or superior to, the financial measures calculated in accordance with IFRS. Some of the non-IFRS financial measures that are included in this release are Adjusted EBITDA and Adjusted EBITDA Margin. We use these non-IFRS financial measures in conjunction with IFRS measures to evaluate our operating performance, formulate business plans, prepare budgets and forecasts, and make strategic decisions, including those relating to operating expenses and the allocation of internal resources. We believe that these non-IFRS financial measures provide useful information to investors, analysts, and others about our business and financial performance, enhance their overall understanding of our performance, and can assist in providing a more consistent and comparable overview of our financial performance across periods. There are a number of limitations related to the use of these non-IFRS financial measures and their nearest IFRS equivalents. For example, the Company’s definitions of non-IFRS financial measures may differ from non-IFRS financial measures used by other companies. For reconciliations to the most directly comparable IFRS measure, see the financial tables attached to this release. However, the Company is unable to provide a reconciliation of certain non-IFRS guidance measures to the corresponding IFRS measures on a forward-looking basis without unreasonable effort due to the unpredictability of the amounts and timing of events affecting the items we exclude from the non-IFRS measures. Notwithstanding the foregoing, it is important to note that material changes to reconciling items could have a significant effect on future IFRS results. Additionally, this release includes key operating metrics that we use to evaluate our operating performance, formulate business plans, and make strategic decisions.

Unaudited Financial Information

Please note that the financial information for the periods presented in this release is unaudited and derived from the Company's management accounts.

Industry and Market Data

This release may contain information, estimates and other statistical data derived from third-party sources. While the Company believes such information forms a reasonable basis for such statements, such information may be limited or incomplete, and the Company has not independently verified such data.

TABLE OF CONTENTS

Condensed Consolidated Financial Statements and Notes to Condensed Consolidated Financial Statements (Unaudited)

Condensed Consolidated Statements of Financial Position (Unaudited)

	(In millions of yen)
	Notes	March 31, 2026	June 30, 2026
Assets
Cash and cash equivalents	2	363,083	491,087
Guarantee deposits	3	74,139	57,727
Call loans		40,014	14
Accounts receivable		150,372	210,339
Loans and advances to customers	4	2,512,851	2,631,267
Securities	5	1,736,835	1,791,867
Other financial assets		32,293	46,735
Property and equipment		14,879	15,141
Right-of-use assets		12,175	11,379
Intangible assets		66,466	66,441
Goodwill		15,157	15,157
Investments accounted for using the equity method		12,762	12,761
Deferred tax assets		107,275	103,076
Other assets		37,711	40,728
Total assets		5,176,012	5,493,719
Liabilities
Deposits	6	2,952,495	3,112,287
Accounts payable		1,122,338	1,080,710
Income tax payables		13,073	5,917
Borrowings	7	564,956	757,093
Other financial liabilities		48,116	51,681
Provisions		7,403	7,447
Lease liabilities		9,549	8,910
Deferred tax liabilities		206	223
Other liabilities		27,115	19,524
Total liabilities		4,745,251	5,043,792
Shareholders’ equity
Issued capital		200,635	201,041
Share premium		86,730	87,220
Retained earnings		109,869	128,299
Accumulated other comprehensive loss		(3,055)	(3,143)
Equity attributable to owners of the parent company		394,179	413,417
Non-controlling interests		36,582	36,510
Total shareholders’ equity		430,761	449,927
Total liabilities and shareholders’ equity		5,176,012	5,493,719

See Notes to Condensed Consolidated Financial Statements (Unaudited)

Condensed Consolidated Statements of Profit or Loss (Unaudited)

		(In millions of yen)
		For the three months ended
	Notes	June 30, 2025	June 30, 2026
Transaction and service income		56,816	69,961
Interest income		25,435	35,144
Gains (losses) on financial instruments		3,561	3,804
Other operating income		342	879
Total revenue	1, 8	86,154	109,788
Point expenses		(13,153)	(16,041)
Settlement related cost		(11,572)	(13,190)
Employee benefit expenses		(10,783)	(11,766)
Provision for loss allowance		(5,240)	(8,314)
Professional and outsourcing services expenses		(7,737)	(6,518)
Other operating expenses		(21,705)	(24,094)
Total operating expenses	1, 9	(70,190)	(79,923)
Operating profit	1	15,964	29,865
Share of loss of investments accounted for using the equity method		(105)	(60)
Profit before tax		15,859	29,805
Income tax expense		(5,050)	(10,056)
Profit for the period		10,809	19,749
Attributable to
Owners of the parent company		10,511	18,428
Non-controlling interests		298	1,321

			(In yen)
Earnings per share
Earnings per share attributable to owners of the parent company (1)
Basic earnings per share		16.66	27.21
Diluted earnings per share		16.66	27.02
(1)
The share split occurred and became effective on November 15, 2025 and earnings per share for the three months ended June 30, 2025 has been retrospectively adjusted.

See Notes to Condensed Consolidated Financial Statements (Unaudited)

Condensed Consolidated Statements of Comprehensive Income (Unaudited)

	(In millions of yen)
		For the three months ended
	Notes	June 30, 2025	June 30, 2026
Profit for the period		10,809	19,749
Other comprehensive income (loss) for the period, net of tax
Items that may be reclassified subsequently to profit or loss
Changes in the fair value of debt instruments at FVTOCI		870	(109)
Exchange differences on translation of foreign operations		(11)	6
Total other comprehensive income (loss) for the period, net of tax		859	(103)
Total comprehensive income for the period, net of tax		11,668	19,646

Total comprehensive income for the period, net of tax attributable to
Owners of the parent company		11,047	18,339
Non-controlling interests		621	1,307

Condensed Consolidated Statements of Changes in Equity (Unaudited)

For the three months ended June 30, 2025
	(In millions of yen)
		Equity attributable to owners of the parent company
	Notes	Issued capital	Share premium	Retained earnings (Accumulated deficit)	Accumulated other comprehensive income (loss)	Total	Non- controlling interests	Total shareholders’ equity
Balance as of April 1, 2025		91,434	13,727	(4,887)	(379)	99,895	123,836	223,731
Profit for the period		—	—	10,511	—	10,511	298	10,809
Other comprehensive income		—	—	—	536	536	323	859
Total Comprehensive income for the period		—	—	10,511	536	11,047	621	11,668
Dividends paid to non-controlling interests		—	—	—	—	—	(2,909)	(2,909)
Dividends paid to the ultimate parent company		—	—	(311)	—	(311)	—	(311)
Issuance of new shares		60,971	60,360	—	—	121,331	—	121,331
Changes due to business combinations of entities under common control - PayPay Securities Corporation and PayPay Bank Corporation		—	(36,827)	—	—	(36,827)	(86,358)	(123,185)
Other		—	—	34	(31)	3	3	6
Total transactions with owners and other transactions		60,971	23,533	(277)	(31)	84,196	(89,264)	(5,068)
Balance as of June 30, 2025		152,405	37,260	5,347	126	195,138	35,193	230,331

For the three months ended June 30, 2026
	(In millions of yen)
		Equity attributable to owners of the parent company
	Notes	Issued capital	Share premium	Retained earnings	Accumulated other comprehensive income (loss)	Total	Non- controlling interests	Total shareholders’ equity
Balance as of April 1, 2026		200,635	86,730	109,869	(3,055)	394,179	36,582	430,761
Profit for the period		—	—	18,428	—	18,428	1,321	19,749
Other comprehensive loss		—	—	—	(89)	(89)	(14)	(103)
Total Comprehensive income for the period		—	—	18,428	(89)	18,339	1,307	19,646
Dividends paid to non-controlling interests		—	—	—	—	—	(1,379)	(1,379)
Issuance of new shares		406	213	—	—	619	—	619
Share-based payments transactions		—	277	—	—	277	—	277
Other		—	—	2	1	3	—	3
Total transactions with owners and other transactions		406	490	2	1	899	(1,379)	(480)
Balance as of June 30, 2026		201,041	87,220	128,299	(3,143)	413,417	36,510	449,927

Condensed Consolidated Statements of Cash Flows (Unaudited)

	(In millions of yen)
		For the three months ended
	Notes	June 30, 2025	June 30, 2026
Cash flows from (used in) operating activities
Profit before tax		15,859	29,805
Adjustments for:
Depreciation and amortization		6,115	6,648
Loss on disposal of property and equipment and intangible assets		182	247
Share-based payment expenses		—	167
Other income and costs		(87)	(877)
Changes in assets and liabilities:
Guarantee deposits	3	16,190	16,412
Call loans		33,000	40,000
Accounts receivable		(42,378)	(59,813)
Loans and advances to customers	4	(68,484)	(118,416)
Securities	5	(24,643)	(54,838)
Deposits	6	211,300	159,792
Accounts payable		(50,337)	(43,716)
Other financial assets		(1,815)	(7,854)
Other financial liabilities		2,799	2,362
Provisions		(55)	52
Other		(3,098)	(10,587)
Cash provided by (used in) operations		94,548	(40,616)
Income tax paid		(7,602)	(13,636)
Income tax refunded		45	—
Net cash provided by (used in) operating activities		86,991	(54,252)

Cash flows from (used in) investing activities
Purchases of securities	5	(175,246)	(74,531)
Proceeds from sales/redemption of securities	5	45,415	74,386
Purchases of property and equipment		(2,067)	(1,709)
Purchases of intangible assets		(4,668)	(4,172)
Other		(1,506)	(3,131)
Net cash used in investing activities		(138,072)	(9,157)

Cash flows from (used in) financing activities
Net increase in short-term borrowings	7	150,000	177,037
Proceeds from long-term borrowings	7	314,565	123,500
Repayments of long-term borrowings	7	(250,340)	(108,400)
Repayments of lease liabilities		(764)	(587)
Proceeds from issuance of new common shares		121,624	(146)
Payments for the purchase of the equity interest of subsidiaries, through business combinations of entities under common control		(130,185)	—
Dividends paid to non-controlling interests		(2,909)	—
Dividends paid to the ultimate parent company		(311)	—
Net cash provided by financing activities		201,680	191,404

Effect of exchange rate changes on cash and cash equivalents		(46)	9
Increase in cash and cash equivalents		150,553	128,004
Cash and cash equivalents at the beginning of the period	2	369,811	363,083
Cash and cash equivalents at the end of the period	2	520,364	491,087

See Notes to Condensed Consolidated Financial Statements (Unaudited)

Notes to Condensed Consolidated Financial Statements (Unaudited)

1. Segment Information

Profit or Loss for the Group's Reportable Segments

For the three months ended June 30, 2025
	(In millions of yen)
	Payment	Financial service	Inter-segment eliminations	Consolidated
Transaction and service income
Revenue from external customers	49,643	7,173	—	56,816
Inter-segment revenue	247	188	(435)	—
Total transaction and service income	49,890	7,361	(435)	56,816
Interest income	19,261	6,174	—	25,435
Gains (losses) on financial instruments	1,563	1,998	—	3,561
Other operating income	305	37	—	342
Total revenue	71,019	15,570	(435)	86,154
Operating expenses (1)	(56,523)	(14,102)	435	(70,190)
Segment profit	14,496	1,468	—	15,964

(Reconciliation to profit before tax)
Share of loss of investments accounted for using the equity method				(105)
Profit before tax				15,859

For the three months ended June 30, 2026
	(In millions of yen)
	Payment	Financial service	Inter-segment eliminations	Consolidated
Transaction and service income
Revenue from external customers	62,180	7,781	—	69,961
Inter-segment revenue	410	263	(673)	—
Total transaction and service income	62,590	8,044	(673)	69,961
Interest income	24,708	11,004	(568)	35,144
Gains (losses) on financial instruments	511	3,293	—	3,804
Other operating income	774	122	(17)	879
Total revenue	88,583	22,463	(1,258)	109,788
Operating expenses (1)	(66,061)	(15,078)	1,216	(79,923)
Segment profit	22,522	7,385	(42)	29,865

(Reconciliation to profit before tax)
Share of loss of investments accounted for using the equity method				(60)
Profit before tax				29,805
(1)
For details of operating expenses, refer to Note 9, Operating Expenses.

2. Cash and Cash Equivalents

Cash and cash equivalents are as follows:

	(In millions of yen)
	March 31, 2026	June 30, 2026
Payment:
Cash and demand deposits	53,439	74,896
Restricted cash related to transfers of credit card receivables	697	697
Subtotal	54,136	75,593
Financial service:
Cash and demand deposits	16,322	19,937
Deposits with the Bank of Japan	292,622	395,557
Other	3	—
Subtotal	308,947	415,494
Total	363,083	491,087

3. Guarantee Deposits

Guarantee deposits are as follows:

	(In millions of yen)
	March 31, 2026	June 30, 2026
Payment:
Guarantee deposits under Payment Services Act (1)(2)(3)	49,734	35,855
Subtotal	49,734	35,855
Financial service:
Other	24,405	21,872
Subtotal	24,405	21,872
Total	74,139	57,727
(1)
In accordance with the Payment Services Act of Japan, the Company is required to implement prescribed safeguarding measures for unused prepaid balances held by users of PayPay settlement services. The balance is required to cover 100% of the total unused prepaid balance of PayPay Money and 50% of the total unused prepaid balance of PayPay Money Lite. The Company has implemented the prescribed safeguarding measures by (i) making a security deposit (the "guarantee deposit") with the Legal Affairs Bureau, (ii) depositing Japanese government bonds with the Legal Affairs Bureau, (iii) establishing a trust and reporting the trust arrangement to the Kanto Local Finance Bureau, and (iv) entering into a guarantee agreement and reporting the agreement to the Kanto Local Finance Bureau. The trust is included in the scope of consolidation. During the three months ended June 30, 2026, the Company entered into a guarantee agreement with a financial institution and implemented an additional method for safeguarding the unused prepaid balances.
(2)
The total amount of the guarantee deposits, the Japanese government bonds, and assets held by the trust amounts to 306,747 million yen and 297,890 million yen as of March 31, 2026 and June 30, 2026, respectively. Under the trust arrangement, the Company has deposited 196,500 million yen and 208,800 million yen with PayPay Bank Corporation as of March 31, 2026 and June 30, 2026, respectively, and the funds are managed in the normal course of the banking business.
(3)
The balance also includes regulatory safeguarding assets maintained in connection with digital wage payment services pursuant to the Ordinance for Enforcement of the Labor Standards Act of Japan. The balance amounts to 5,011 million yen as of both March 31, 2026 and June 30, 2026.

4. Loans and Advances to Customers

Loans and advances to customers are as follows:

	(In millions of yen)
	March 31, 2026	June 30, 2026
Payment:
Credit card receivables	1,321,827	1,349,072
Loss allowance	(45,312)	(50,096)
Subtotal	1,276,515	1,298,976
Financial service:
Mortgage loans (1)	909,483	978,262
Overdraft	312,255	327,755
Other	16,879	28,798
Loss allowance	(2,281)	(2,524)
Subtotal	1,236,336	1,332,291
Total	2,512,851	2,631,267
(1)
Mortgage loans include the loans acquired from a financial institution with a guarantee provided by the seller up to 1% of the transferred loan balance. The remaining balances of acquired loans are 175,950 million yen and 172,837 million yen as of March 31, 2026 and June 30, 2026, respectively.

5. Securities

Securities are as follows:

	(In millions of yen)
	March 31, 2026	June 30, 2026
Payment:
Japanese government bonds	65,612	58,246
Subtotal	65,612	58,246
Financial service:
Japanese government bonds and municipal bonds	713,244	732,464
Corporate and other debt securities	416,121	409,734
Asset backed securities	337,685	330,339
Exchange traded funds	202,879	259,754
Equity securities	1,294	1,330
Subtotal	1,671,223	1,733,621
Total	1,736,835	1,791,867

6. Deposits

Deposits are as follows:

	(In millions of yen)
	March 31, 2026	June 30, 2026
Payment:
PayPay Users' deposits (1)(2)	451,263	483,824
Subtotal	451,263	483,824
Financial service:
Deposits from customers in the banking business
Demand deposits	2,090,486	2,219,176
Time deposits	178,594	123,121
Deposits from customers in the securities intermediary business	221,374	274,907
Other	10,778	11,259
Subtotal	2,501,232	2,628,463
Total	2,952,495	3,112,287
(1)
PayPay Users' deposits are PayPay Balance and Other Items held by PayPay Users in PayPay Settlement Services.
(2)
PayPay Users' deposits include PayPay Money which PayPay Users can withdraw at users' discretion. The balance of PayPay Money amounts to 212,179 million yen and 224,112 million yen as of March 31, 2026 and June 30, 2026, respectively.

7. Borrowings

Components of Borrowings are as follows:

	(In millions of yen)
	March 31, 2026	June 30, 2026
Payment:
Loan payables	280,825	302,925
Commercial papers	73,000	87,000
Subtotal	353,825	389,925
Financial service:
Loan payables	211,131	367,168
Subtotal	211,131	367,168
Total	564,956	757,093

8. Revenue

(1) Disaggregation of Revenue

(i) Revenue recognized from contracts with customers and other sources

	(In millions of yen)
	For the three months ended
	June 30, 2025	June 30, 2026
Revenue from contracts with customers
Transaction and service income	56,816	69,961
Revenue from other sources
Interest income (1)	25,435	35,144
Gains (losses) on financial instruments	3,561	3,804
Other operating income	342	879
Total	86,154	109,788
(1)
The Group pays guarantee fees to third-party financial institutions to mitigate the credit risk of loans and advances to customers. These guarantee fees are an integral part of the loan arrangement. In accordance with IFRS 9 “Financial Instruments”, these guarantee fees are included in the calculation under the effective interest rate method and therefore reduce interest income. The guarantee fees were 5,212 million yen and 5,709 million yen for the three months ended June 30, 2025 and 2026, respectively.

(ii) Disaggregation of revenue from contracts with customers by type of service

For the three months ended June 30, 2025
	(In millions of yen)
	Payment	Financial service	Total
Payment Settlement Services
PayPay Settlement Services	44,196	—	44,196
Credit Payment Settlement Services and Acquiring Services (1)	10,072	—	10,072
Debit Payment Settlement Services	—	1,277	1,277
Payment settlement services deduction	(11,160)	(332)	(11,492)
Subtotal	43,108	945	44,053
Financial services	—	5,984	5,984
Other (2)	6,535	244	6,779
Total	49,643	7,173	56,816

For the three months ended June 30, 2026
	(In millions of yen)
	Payment	Financial service	Total
Payment Settlement Services
PayPay Settlement Services	67,834	—	67,834
Credit Payment Settlement Services and Acquiring Services (1)	13,063	—	13,063
Debit Payment Settlement Services	—	1,565	1,565
Payment settlement services deduction	(26,841)	(382)	(27,223)
Subtotal	54,056	1,183	55,239
Financial services	—	6,229	6,229
Other (2)	8,124	369	8,493
Total	62,180	7,781	69,961
(1)
Revenue from Credit Payment Settlement Services and Acquiring Services is presented net of interchange fees charged by the credit card issuer in respect of Acquiring Services, as the Group recognizes revenue based on the settlement amount of the purchase transaction and the predetermined rate, less such interchange fees. The interchange fees were 2,669 million yen and 3,060 million yen for the three months ended June 30, 2025 and 2026, respectively.
(2)
Other in the Payment segment includes revenues primarily earned from a monthly paid subscription plan for PayPay Merchants, and is presented net of a revenue deduction, which amounts to 735 million yen and 1,486 million yen for the three months ended June 30, 2025 and 2026, respectively. These deductions mainly relate to consideration payable to customers in connection with annual membership fees for a certain type of PayPay Card.

9. Operating Expenses

Operating expenses by nature are as follows:

For the three months ended June 30, 2025
	(In millions of yen)
	Payment	Financial service	Inter-segment eliminations	Consolidated
Point expenses (1)	13,153	—	—	13,153
Settlement related cost (2)	8,837	2,895	(160)	11,572
Employee benefit expenses	8,473	2,310	—	10,783
Provision for loss allowance	5,087	153	—	5,240
Professional and outsourcing services expenses (3)	5,279	2,525	(67)	7,737
Other operating expenses
Depreciation and amortization	4,041	1,688	—	5,729
License fees	4,283	—	—	4,283
Interest expenses	764	1,464	(25)	2,203
Advertising and promotion expenses	1,411	1,065	(88)	2,388
Tax and charges	624	613	—	1,237
Amortization of contract cost	386	—	—	386
Other	4,185	1,389	(95)	5,479
Subtotal	15,694	6,219	(208)	21,705
Total	56,523	14,102	(435)	70,190

For the three months ended June 30, 2026
	(In millions of yen)
	Payment	Financial service	Inter-segment eliminations	Consolidated
Point expenses (1)	16,041	—	—	16,041
Settlement related cost (2)	10,303	3,106	(219)	13,190
Employee benefit expenses	9,101	2,670	(5)	11,766
Provision for loss allowance	8,046	268	—	8,314
Professional and outsourcing services expenses (3)	4,782	1,783	(47)	6,518
Other operating expenses
Depreciation and amortization	4,537	1,588	—	6,125
License fees	5,142	253	—	5,395
Interest expenses	1,159	2,588	(207)	3,540
Advertising and promotion expenses	1,864	482	(105)	2,241
Tax and charges	682	491	—	1,173
Amortization of contract cost	522	—	—	522
Other	3,882	1,849	(633)	5,098
Subtotal	17,788	7,251	(945)	24,094
Total	66,061	15,078	(1,216)	79,923
(1)
Point expenses are incurred primarily when the Group grants reward points to PayPay Users through various reward programs, which PayPay Users can use reward points at the merchants to pay off balance due in a purchase transaction.
(2)
Settlement related cost includes fees paid to banks for users to charge their PayPay Balance from their bank accounts and brand or network fees paid to international card brands. Settlement related cost also includes interbank transaction fees.
(3)
Professional and outsourcing services expenses include customer service related costs, system development labor, and other professional services.